

Semper Brentview Dividend Growth Equity Fund
Institutional Class - SEMBX

Annual Report
November 30, 2021

January 4, 2022

Dear Shareholder,

The Semper Brentview Dividend Growth Equity Fund (the "Fund") completed its first fiscal period on November 30, 2021.

The Fund's primary strategy during the period remained unchanged. The Fund, under normal market conditions, invests at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks that have a record of paying dividends. Throughout the fiscal period, the Fund's largest allocation was domestic public equities as it has been since inception of the Fund on June 1, 2021. The November 30, 2021 allocation to domestic public, dividend paying securities was 97% with the rest in cash.

At the inception of the Fund, the main theme in mid 2021: Is Inflation *Transitory*?

As inflation continued to spike at mid-year, Fed officials had often used the term *transitory* to calm markets. **Table 1** shows the major contributors, with used cars leading the way. Government measured Consumer Price Index ("CPI Index") inflation rates jumped 5% from May 2020 to May 2021, the largest increase since 2008.

Table 1

CPI Index: Changes in price (May 2020 to May 2021)

Item	Increase
Food	2.20%
New Vehicles	3.30%
Apparel	5.60%
Car insurance	16.90%
Airfare	24.10%
Used cars and trucks	29.70%

Source: Bureau of Labor Statistics

Rising commodity prices also contributed to increased inflation. The Commodity Research Bureau Index was up 25% through 2Q21, though we started to see some commodity prices peak. For example, lumber prices dropped 37% in the most recent month.

A major concern was and continues to be whether inflation will impact wages. There are indicators that several hourly wage type jobs are seeing increases. However, it is less clear if that is happening with enough breadth to have an economic impact. Currently, there is a labor shortage being experienced due to the combination of early retirement and potential workers delaying entry into the workforce due to COVID fears. This shortage has put an upward price on wages. While not as volatile as commodities, a change in wages is significantly "stickier" than commodity price changes. Visually, the oft used metaphor is that wage inflation is akin to putting toothpaste back in the tube.

Despite these cross currents, the Federal Reserve Board maintained that inflation will be transitory due to the base effect and maintains a view that price increases are temporary. The economy is lapping price levels of the most extreme period of the pandemic. Additional datapoints will determine the duration and impact of inflationary pressures.

The return of Growth in 3Q:

Growth stocks outperformed value stocks in the third quarter despite a strong push from value towards the end of September. As seen in **Table 2**, third quarter sector leaders were financials, utilities, communication services, health care, and technology. Cyclical stocks rebounded in September on fears of inflation and higher interest rates. Energy was the only positive sector in September, gaining 9.4%, aided by soaring oil and natural gas prices.

Table 2

GICS Sectors	Sept. %	Q3 %
Energy	9.4%	-1.7%
Financials	-1.8%	2.7%
Discretionary	-2.6%	0.0%
Staples	-4.1%	-0.3%
Healthcare	-5.5%	1.4%
Technology	-5.8%	1.3%
Industrials	-6.1%	-4.2%
Utilities	-6.2%	1.8%
REITs	-6.5%	0.5%
Communications	-6.6%	1.6%
Materials	-7.2%	-3.5%

Source: FactSet

September, a month to remember

The stock market had several concerns to digest in the quarter including fiscal policy, supply chains issues, increased China regulation, the Evergrande debt fallout, and the enduring pandemic with the continued rise of the Delta variant. Related to our strategy, portfolio companies with exposure to China or those benefiting from a "re-opening economy" were the areas of detraction within the month and impacted quarterly results.

Additionally, after the Federal Open Market Committee meeting on September 22nd, investors became more concerned with rising interest rates and whether inflation will be more persistent than transitory. The Core Personal Consumption Expenditures Price Index saw its largest increase in June since 1991. That preceded the recession in 1992 that cost George Bush Sr. the presidential election.

During the quarter rates had a wide range but the 10-year treasury notes rose 8.5 basis points, their largest increase since March 2021. 30-year treasury bond yields rose as well. The spike in yields spooked investors that the Fed may begin the tapering of treasuries and mortgage-backed securities purchases sooner rather than later. Concerns also rose that the Federal Reserve may hike interest rates earlier than expected.

Earnings estimates for the S&P 500® Index are a key driver for market returns. Estimates have been consistently rising since Q2 2020 when analysts were far too conservative following the pandemic-induced market selloff.

Estimates came down as companies struggled with supply chain issues and profit margins were squeezed by higher costs. Plans for a higher corporate tax rate will also likely reduce estimates.

Value Rotation Faded in 2H21

Mirroring the changing backdrop of volatility, 2021 was ultimately characterized by value stocks having fits and starts of outperformance versus growth stocks. As seen on **Chart 1**, the year opened with value stocks, specifically energy and financials, doing well before growth stocks took over leadership. After almost a decade of underperformance, investors are left wondering if 2022 will finally be the year where value stocks begin to outperform growth.

Chart 1



Source: Factset Research

Strong Economic, Inflation, & Earnings Growth

The economic backdrop in 2021 was supported by the strongest GDP (Gross Domestic Product) growth since 1984. GDP growth was 6% plus in the first half of 2021 followed by a slowdown in Q3 to 2.3%. When the fourth quarter results are finally released, we may see another gain of

6%, making the full year number over 5%. The economy was helped by the $3 trillion emergency stimulus, however, asset purchases from global central banks also provided financial market liquidity. Both factors combined aided economic growth.

Consumers remained strong, posting the highest net worth and lowest debt service levels on record. This backdrop led to the era coined the "Great Resignation" as record job openings emboldened workers to leave their jobs. Corporations also benefited from strong sales growth amid faster nominal growth.

Inflation Genie Out of the Bottle

Inflation reared its ugly head in 2021 with PCE (Personal Consumption Expenditures) over 5% as seen in **Chart 2**. Most people under 50 years old are likely to not recall inflation at these levels. Initially characterized as "transitory", since certain pandemic induced segments like hotel rates and car rental prices snapped back, inflation has now broadened out towards additional goods and services.

Chart 2



Source: Bureau of Economic Analysis, Federal Reserve Bank of Cleveland, Haver Analytics

Despite the inflationary backdrop, corporate earnings have continued to surprise on the upside. At this time, companies have maintained greater pricing power to offset rising input costs. For example, IKEA just announced a 9% price hike. When all the results are in, corporate earnings may rise over 45% year over year for 2021. However, 2022 should normalize back towards the 8-9% earnings growth range.

Performance Summary:

The Semper Brentview Dividend Growth Equity Fund net performance for the fiscal period ended November 30, 2021 (from June 1 to November 30) was 4.25%. The performance of the S&P 500® Index (the "Index"), the Fund's benchmark index, during the same period was 9.43%.

The primary source of negative performance during the fiscal period ended November 30, 2021 came from the Information Technology and Consumer Staples sectors, both driven by negative selection effect. This was offset by positive contributions from Utilities and Consumer Discretionary, driven by positive selection effect.

Expectations: The Rising Importance of Dividends

2021 was a year where value stocks started out strong but faltered after May. Will value finally win in 2022? While it will take time to determine the ultimate market rotation, we believe a barbell approach with a tilt towards value might be the best for the new year.

The air in the balloon of market speculation is slowly coming out. The last few years have seen the rise of popularity from meme stocks, cloud stocks, and Bitcoin, which have all come down recently. The stock market has posted double digit returns in the last three years and the Federal Reserve is planning to take away the punch bowl, potentially muting returns.

Ultimately lower returns should make dividends a larger portion of total return. For the last three years, dividends were a small part of total return but historically have represented up to 30%-40% of portfolio returns. It's especially important to note that during the decade of the 40's and 70's, dividends were 67% and 73% of total return. Both decades not only shared the significant contributions from dividends but were also decades marked by inflationary pressures.

Outlook

The expectations of three rate hikes of 25 basis points each in 2022 may not be enough to slow down the economy. It may take until 2023 before such actions have much impact. As a result, there is an outside chance that the Fed may be forced to be even more aggressive in 2022.

We continue to look for double digit growth stocks with attractive valuations. While these opportunities can be hard to find, we believe there might be opportunities within health care, financials, and industrials stocks.

In the meantime, we will continue to focus on quality companies that can absorb a correction that is inevitable in the stock market. Given our sole focus on dividend paying equities and maintaining a lower than market portfolio beta, we believe that our strategy remains well placed for today's market environment.

Risks:

After multiple years of +20% returns the stock market appears due for a pullback, or at the very least a rotation from segments that have led the rally. The start of tapering by the Fed may lead to volatility among certain stocks. The COVID pandemic has dominated headlines for over 2 years and its wind down or conclusion looms on the horizon but is far from certain. Finally, the prospect of taming inflation while not threatening the economic recovery will be a difficult balancing act for the Fed in a mid-term election year.

Sincerely,

Brentview Investment Management, LLC

Past performance is not a guarantee of future results.

Opinions expressed are those of Semper Capital Management, L.P., the Fund's investment adviser, and are subject to change, are not guaranteed and should not be considered investment advice.

Mutual fund investing involves risk. Principal loss is possible.

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. For a complete listing of Fund holdings, please refer to the schedule of investments in this report.

The Consumer Price Index is a measure of the average change over time in the prices paid by urban consumers for a market basket of consumer goods and services.

The S&P 500® Index is an unmanaged capitalization-weighted index of 500 stocks designed to represent the broad domestic market. The Index includes the reinvestment of dividends.

One cannot invest directly in an index.

Yield: Interest income divided by price for a bond or portfolio of bonds.

Beta: A measurement of volatility where 1 is neutral; above 1 is more volatile; and less than 1 is less volatile

Basis point equals 1/100th of 1%.

This report must be preceded or accompanied by a prospectus.

The Fund is distributed by Quasar Distributors, LLC.

SEMPER BRENTVIEW DIVIDEND GROWTH EQUITY FUND
ALLOCATION OF PORTFOLIO ASSETS at November 30, 2021 (Unaudited)



Percentages represent market value as a percentage of total investments.

SEMPER BRENTVIEW DIVIDEND GROWTH EQUITY FUND
EXPENSE EXAMPLE at November 30, 2021 (Unaudited)

As a shareholder of a mutual fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees, and (2) ongoing costs, including management fees, distribution and/or service fees, and other fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (6/1/21 – 11/30/21).

Actual Expenses
The first line of the tables below provides information about actual account values and actual expenses. You will be assessed fees for outgoing wire transfers, returned checks, and stop payment orders at prevailing rates charged by U.S. Bancorp Fund Services, LLC, the Fund's transfer agent. The Example below includes, but is not limited to, management fees, fund accounting, custody and transfer agent fees. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes
The second line of the tables below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transaction costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transaction costs were included, your costs would have been higher.

	Beginning Account Value 6/1/21	Ending Account Value 11/30/21	Expenses Paid During Period 6/1/21 – 11/30/21[1]
Actual	$1,000.00	$1,042.50	$5.09
Hypothetical (5% return before expenses)	$1,000.00	$1,019.95	$5.04

[1]*Expenses are equal to the annualized expense ratio of 1.00%, multiplied by the average account value over the period, multiplied by 182 (days in most recent fiscal half-year)/365 days to reflect the one-half year expense.*



Semper Brentview Dividend Growth Equity Fund

Comparison of the change in value of a $1,000,000 investment in the Semper Brentview Dividend Growth Equity Fund vs the S&P 500® Index

$1,094,289

$1,042,462

Semper Brentview Dividend Growth Equity Fund
S&P 500® Index

Total Return	Since Inception (6/1/2021)
Semper Brentview Dividend Growth Equity Fund	4.25%
S&P 500® Index	9.43%

Performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. The most recent month-end performance may be obtained by calling 1-855-736-7799 (855-SEM-PRXX).

Returns reflect reinvestment of dividends and capital gains distributions. Fee waivers are in effect. In the absence of fee waivers, returns would be reduced. The performance data and graph do not reflect the deduction of taxes that a shareholder may pay on dividends, capital gains distributions, or redemption of Fund shares. This chart does not imply any future performance. Indices do not incur expenses and are not available for investment.

The S&P 500® Index is an unmanaged capitalization-weighted index of 500 stocks designed to represent the broad domestic economy.

SEMPER BRENTVIEW DIVIDEND GROWTH EQUITY FUND
SCHEDULE OF INVESTMENTS at November 30, 2021

COMMON STOCKS - 92.4%	Shares	Value
Aerospace & Defense - 2.2%		
L3Harris Technologies, Inc.	350	$ 73,178
Banks - 5.4%		
JPMorgan Chase & Co.	681	108,163
PNC Financial Services Group, Inc.	352	69,344
		177,507
Beverages - 1.9%		
PepsiCo, Inc.	395	63,113
Biotechnology - 3.7%		
AbbVie, Inc.	1,049	120,929
Building Products - 2.9%		
Trane Technologies plc - ADR	510	95,192
Capital Markets - 7.5%		
BlackRock, Inc.	95	85,938
CME Group, Inc.	363	80,049
Morgan Stanley	855	81,071
		247,058
Chemicals - 2.8%		
Linde plc - ADR	288	91,624
Electric Utilities - 3.4%		
NextEra Energy, Inc.	1,321	114,636
Electronic Equipment, Instruments & Components - 1.9%		
CDW Corp.	329	62,299
Food Products - 3.0%		
Hormel Foods Corp.	1,064	44,050
Mondelez International, Inc.	922	54,342
		98,392
Health Care Equipment & Supplies - 2.1%		
Medtronic plc - ADR	663	70,742
Health Care Providers & Services - 4.7%		
UnitedHealth Group, Inc.	350	155,477
Household Products - 1.6%		
Colgate-Palmolive Co.	687	51,539
Industrial Conglomerates - 2.0%		
Honeywell International, Inc.	320	64,717
Insurance - 2.2%		
Marsh & McLennan Companies, Inc.	452	74,137
IT Services - 7.3%		
Accenture plc - ADR	363	129,736
Fidelity National Information Services, Inc.	580	60,610
Visa Inc.	263	50,962
		241,308

The accompanying notes are an integral part of these financial statements.

COMMON STOCKS - 92.4%	Shares	Value
Media - 2.4%		
Comcast Corp. - Class A	1,601	80,018
Multi-Utilities - 1.4%		
WEC Energy Group, Inc.	517	44,943
Oil, Gas & Consumable Fuels - 2.7%		
Chevron Corp.	789	89,054
Pharmaceuticals - 1.9%		
Johnson & Johnson	394	61,436
Road & Rail - 2.9%		
Union Pacific Corp.	404	95,198
Semiconductors & Semiconductor Equipment - 5.2%		
Lam Research Corp.	110	74,784
Texas Instruments Inc.	504	96,954
		171,738
Software - 8.6%		
Microsoft Corp.	725	239,679
Oracle Corp.	483	43,827
		283,506
Specialty Retail - 6.4%		
Lowe's Companies, Inc.	560	136,971
TJX Companies, Inc.	1,086	75,368
		212,339
Technology Hardware, Storage & Peripherals - 4.8%		
Apple Inc.	961	158,853
Tobacco - 1.5%		
Philip Morris International Inc.	590	50,705
Total Common Stocks (cost $2,932,471)		**3,049,638**
REITS - 3.8%		
American Tower Corp.	245	64,308
Orion Office REIT Inc. (a)	1	12
Realty Income Corp.	887	60,245
Total REITS (cost $126,600)		**124,565**
MONEY MARKET FUND - 3.0%		
First American Government Obligations Fund - Class Z, 0.02% (b)	99,065	99,065
Total Money Market Fund (cost $99,065)		**99,065**
Total Investments (cost $3,158,136) - 99.2%		**3,273,268**
Other Assets less Liabilities - 0.8%		**26,306**
TOTAL NET ASSETS - 100.0%	$	**3,299,574**

ADR American Depository Receipt
REIT Real Estate Investment Trust
 (a) Non-income producing security.
 (b) Rate shown is the 7-day annualized yield as of November 30, 2021.

The accompanying notes are an integral part of these financial statements.

SEMPER BRENTVIEW DIVIDEND GROWTH EQUITY FUND
STATEMENT OF ASSETS AND LIABILITIES at November 30, 2021

ASSETS		
Investments in securities, at value (identified cost $3,158,136)	$	3,273,268
Receivables:		
Fund shares sold		71,480
Due from Advisor (Note 4)		16,094
Dividends and interest		4,176
Prepaid expenses		13,726
Total assets		3,378,744
LIABILITIES		
Payables:		
Investments purchased		36,344
Audit fees		16,326
Administration and fund accounting fees		14,782
Transfer agent fees and expenses		3,328
Shareholder reporting		2,781
Chief Compliance Officer fee		2,686
Custody fees		1,256
Legal fees		912
Sub-ta expenses		299
Accrued other expenses		456
Total liabilities		79,170
NET ASSETS	$	3,299,574
CALCULATION OF NET ASSET VALUE PER SHARE		
Net assets applicable to shares outstanding	$	3,299,574
Shares issued and outstanding [unlimited number of shares (par value $0.01) authorized]		158,617
Net asset value, offering and redemption price per share	$	20.80
COMPOSITION OF NET ASSETS		
Paid-in capital	$	3,189,998
Total distributable earnings		109,576
Net assets	$	3,299,574

The accompanying notes are an integral part of these financial statements.

SEMPER BRENTVIEW DIVIDEND GROWTH EQUITY FUND
STATEMENT OF OPERATIONS For the Period Ended November 30, 2021

	June 1, 2021* to November 30, 2021
INVESTMENT INCOME	
Income	
Dividends	$ 28,784
Interest	12
Total income	28,796
Expenses	
Administration and fund accounting fees (Note 4)	44,406
Audit fees	16,326
Registration fees	13,788
Advisory fees (Note 4)	10,299
Transfer agent fees and expenses (Note 4)	10,144
Chief Compliance Officer fee (Note 4)	8,242
Trustee fees and expenses	6,531
Custody fees (Note 4)	4,510
Reports to shareholders	3,118
Legal fees	2,569
Miscellaneous expenses	2,058
Sub-ta expenses (Note 4)	909
Total expenses	122,900
Less: advisory fee waiver (Note 4)	(108,187)
Net expenses	14,713
Net investment income	14,083
REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS	
Net realized loss on investments	(12,704)
Net change in unrealized appreciation on investments	115,132
Net realized and unrealized gain on investments	102,428
Net Increase in Net Assets Resulting from Operations	$ 116,511

* Commencement of operations.

The accompanying notes are an integral part of these financial statements.

SEMPER BRENTVIEW DIVIDEND GROWTH EQUITY FUND
STATEMENT OF CHANGES IN NET ASSETS

	June 1, 2021* to November 30, 2021
INCREASE/(DECREASE) IN NET ASSETS FROM:	
OPERATIONS	
Net investment income	$ 14,083
Net realized loss on investments	(12,704)
Net change in unrealized appreciation on investments	115,132
Net increase in net assets resulting from operations	116,511
DISTRIBUTIONS TO SHAREHOLDERS	
Net dividends and distributions to shareholders	(6,935)
Total distributions to shareholders	(6,935)
CAPITAL SHARE TRANSACTIONS	
Net increase in net assets derived from net change in outstanding shares (a)	3,189,998
Total increase in net assets	3,299,574
NET ASSETS	
Beginning of period	-
End of period	$ 3,299,574

(a) A summary of share transactions is as follows:

	June 1, 2021* to November 30, 2021	
Shares sold	204,854	$ 4,137,660
Shares issued on reinvestments of distributions	292	5,853
Shares redeemed	(46,529)	(953,515)
Net increase	158,617	$ 3,189,998

* Commencement of operations.

The accompanying notes are an integral part of these financial statements.

SEMPER BRENTVIEW DIVIDEND GROWTH EQUITY FUND
FINANCIAL HIGHLIGHTS For a Share Outstanding Throughout the Period

	June 1, 2021* through November 30, 2021
Net asset value, beginning of period	$ 20.00
Income from investment operations:	
Net investment income	0.09
Net realized and unrealized gain on investments	0.76
Total from investment operations	0.85
Less distributions:	
From net investment income	(0.05)
Total distributions	(0.05)
Net asset value, end of period	$ 20.80
Total return	4.25% ‡
Ratios/supplemental data:	
Net assets, end of period (thousands)	$ 3,300
Ratio of expenses to average net assets:	
Before fee waiver and expense reimbursement	8.35% †
After fee waiver and expense reimbursement	1.00% †
Ratio of net investment income/(loss) to average net assets:	
Before fee waiver and expense reimbursement	(6.39)% †
After fee waiver and expense reimbursement	0.96% †
Portfolio turnover rate	43% ‡

* Commencement of operations.
† Annualized.
‡ Not annualized.

The accompanying notes are an integral part of these financial statements.

SEMPER BRENTVIEW DIVIDEND GROWTH EQUITY FUND
NOTES TO FINANCIAL STATEMENTS at November 30, 2021

NOTE 1 – ORGANIZATION

The Semper Brentview Dividend Growth Equity Fund (the "Fund") is a non-diversified series of Advisors Series Trust (the "Trust"), which is registered under the Investment Company Act of 1940, as amended, (the "1940 Act") as an open-end management investment company. The Fund follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board ("FASB") Accounting Standard Codification Topic 946 "Financial Services – Investment Companies".

Currently, the Fund offers the Institutional Class. The investment objective of the Fund is to seek to provide a high level of risk-adjusted current income and capital appreciation. The Fund commenced operations on June 1, 2021.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund. These policies are in conformity with accounting principles generally accepted in the United States of America.

A. *Security Valuation*: All investments in securities are recorded at their estimated fair value, as described in note 3.

B. *Federal Income Taxes*: It is the Fund's policy to comply with the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to its shareholders. Therefore, no Federal income or excise tax provision is required.

The Fund recognizes the tax benefits of uncertain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. The tax returns of the Fund's prior three fiscal years are open for examination. Management has reviewed the open tax year of 2021 in major jurisdictions and concluded that there is no impact on the Fund's net assets and no tax liability resulting from unrecognized tax events relating to uncertain income tax positions taken or expected to be taken on a tax return. The Fund identifies their major tax jurisdictions as U.S. Federal and the state of Wisconsin. The Fund is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

C. *Security Transactions, Income and Distributions*: Securities transactions are accounted for on the trade date. Realized gains and losses on securities sold are calculated on the basis of high amortized cost. Interest income is recorded on an accrual basis. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Withholding taxes on foreign dividends have been provided for in accordance with the Fund's understanding of the applicable country's tax rules and rates.

The Fund is charged for those expenses that are directly attributable to the Fund, such as investment advisory, custody and transfer agent fees. Expenses that are not directly attributable to a Fund are typically allocated among the other Semper Funds in proportion to their respective net assets. Common expenses of the Trust are typically allocated among the funds in the Trust based on a fund's respective net assets, or by other equitable means.

The Fund distributes substantially all net investment income, if any, quarterly and net realized gains, if any, annually. Distributions from net realized gains for book purposes may include short-term capital gains. All short-term capital gains are included in ordinary income for tax purposes.

The amount of dividends and distributions to shareholders from net investment income and net realized capital gains is determined in accordance with Federal income tax regulations, which differs from accounting principles generally accepted in the United States of America. To the extent these book/tax differences are permanent, such amounts are reclassified within the capital accounts based on their Federal tax treatment.

D. *Reclassification of Capital Accounts*: Accounting principles generally accepted in the United States of America require that certain components of net assets relating to permanent differences be reclassified between financial and tax reporting. These reclassifications have no effect on net assets or net asset value per share. There were no reclassifications during the period ended November 30, 2021.

E. *Use of Estimates*: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets during the reporting period. Actual results could differ from those estimates.

F. *REITs:* The Fund may invest in real estate investment trusts ("REITs") which pay dividends to their shareholders based upon funds available from operations. It is quite common for these dividends to exceed the REIT's taxable earnings and profits resulting in the excess portion of such dividends being designated as a return of capital. The Fund intends to include the gross dividends from such REITs in its annual distributions to its shareholders and, accordingly, a portion of the Fund's distributions may also be designated as a return of capital.

G. *Events Subsequent to the Fiscal Period End*: In preparing the financial statements as of November 30, 2021, management considered the impact of subsequent events for potential recognition or disclosure in the financial statements. Management has determined there were no subsequent events that would need to be disclosed in the Fund's financial statements.

NOTE 3 – SECURITIES VALUATION

The Fund has adopted authoritative fair value accounting standards which establish an authoritative definition of fair value and set out a hierarchy for measuring fair value. These standards require additional disclosures about the various inputs and valuation techniques used to develop the measurements of fair value, a discussion in changes in valuation techniques and related inputs during the period and expanded disclosure of valuation levels for major security types. These inputs are summarized in the three broad levels listed below:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

Level 2 – Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 – Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Fund's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

Following is a description of the valuation techniques applied to the Fund's major categories of assets and liabilities measured at fair value on a recurring basis.

The Fund determines the fair value of its investments and computes its net asset value per share as of the close of regular trading on the New York Stock Exchange (4:00 pm EST).

Equity Securities: The Fund's investments are carried at fair value. Equity securities, including common stocks, real estate investment trusts and exchange-traded funds, that are primarily traded on a national securities exchange shall be valued at the last sale price on the exchange on which they are primarily traded on the day of valuation or, if there has been no sale on such day, at the mean between the bid and asked prices. Securities primarily traded in the NASDAQ Global Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price ("NOCP"). If the NOCP is not available, such securities shall be valued at the last sale price on the day of valuation, or if there has been no sale on such day, at the mean between the bid and asked prices. Over-the-counter securities which are not traded in the NASDAQ Global Market System shall be valued at the most recent sales price.

Investment Companies: Investments in open-end mutual funds, including money market funds, are generally priced at their net asset value per share provided by the service agent of the funds and will be classified in level 1 of the fair value hierarchy.

Short-Term Securities: Short-term debt securities, including those securities having a maturity of 60 days or less, are valued at the evaluated mean between the bid and asked prices. To the extent the inputs are observable and timely, these securities would be classified in level 2 of the fair value hierarchy.

The Board of Trustees ("Board") has delegated day-to-day valuation issues to a Valuation Committee of the Trust which is comprised of representatives from the Fund's administrator, U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services ("Fund Services"). The function of the Valuation Committee is to value securities where current and reliable market quotations are not readily available or the closing price does not represent fair value by following procedures approved by the Board. These procedures consider many factors, including the type of security, size of holding, trading volume and news events. All actions taken by the Valuation Committee are subsequently reviewed and ratified by the Board.

Depending on the relative significance of the valuation inputs, fair valued securities may be classified in either level 2 or level 3 of the fair value hierarchy.

The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities. The following is a summary of the inputs used to value the Fund's securities as of November 30, 2021:

Common Stocks	Level 1	Level 2	Level 3	Total
Communication Services	$ 80,018	$ -	$ -	$ 80,018
Consumer Discretionary	212,339	-	-	212,339
Consumer Staples	263,749	-	-	263,749
Energy	89,054	-	-	89,054
Financials	498,702	-	-	498,702
Health Care	408,584	-	-	408,584
Industrials	328,285	-	-	328,285
Information Technology	917,704	-	-	917,704
Materials	91,624	-	-	91,624
Utilities	159,579	-	-	159,579
Total Common Stocks	3,049,638	-	-	3,049,638
REITS	124,565	-	-	124,565
Money Market Fund	99,065	-	-	99,065
Total Investments in Securities	$ 3,273,268	$ -	$ -	$ 3,273,268

Refer to the Fund's schedule of investments for a detailed break-out of securities by industry classification.

In December 2020, the SEC adopted a new rule providing a framework for fund valuation practices ("Rule 2a-5"). Rule 2a-5 establishes requirements for determining fair value in good faith for purposes of the 1940 Act. Rule 2a-5 will permit fund boards to designate certain parties to perform fair value determinations, subject to board oversight and certain other conditions. Rule 2a-5 also defines when market quotations are "readily available" for purposes of the 1940 Act and the threshold for determining whether a fund must fair value a security. In connection with Rule 2a-5, the SEC also adopted related recordkeeping requirements and is rescinding previously issued guidance, including with respect to the role of a board in determining fair value and the accounting and auditing of fund investments. The Fund will be required to comply with the rules by September 8, 2022. Management is currently assessing the potential impact of the new rules on the Fund's financial statements.

The global outbreak of COVID-19 (commonly referred to as "coronavirus") has disrupted economic markets and the prolonged economic impact is uncertain. The ultimate economic fallout from the pandemic, and the long-term impact on economies, markets, industries and individual issuers, are not known. The operational and financial performance of the issuers of securities in which the Fund invests depends on future developments, including the duration and spread of the outbreak, and such uncertainty may in turn adversely affect the value and liquidity of the Fund's investments, impair the Fund's ability to satisfy redemption requests, and negatively impact the Fund's performance.

NOTE 4 - INVESTMENT ADVISORY FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The Fund has an investment advisory agreement with Semper Capital Management, L.P. (the "Adviser") pursuant to which the Adviser is responsible for providing investment management services to the Fund. The Adviser has delegated the day-to-day investment management of the Fund to Brentview Investment Management, LLC (the "Sub-Adviser"). The Sub-Adviser is compensated by the Adviser from the management fees paid to the Adviser. The Adviser furnishes all investment advice, office space and facilities, and provides most of the personnel needed by the Fund. As compensation for its services, the Adviser is entitled to a fee, computed daily and payable monthly. The Fund pays fees calculated at an annual rate of 0.70% based upon the average daily net assets of the Fund. For the period ended November 30, 2021, the advisory fees incurred by the Fund are disclosed in the statement of operations.

The Fund is responsible for its own operating expenses. The Adviser has contractually agreed to waive a portion or all of its management fees and pay Fund expenses in order to ensure that the total annual operating expenses (excluding acquired fund fees and expenses, interest expense, taxes and extraordinary expenses) do not exceed 1.00% of the Fund's average daily net assets. The Adviser has delegated the day-to-day investment management of the Fund to Brentview Investment Management, LLC (the "Sub-Adviser"). The Sub-Adviser is compensated by the Adviser from the management fees paid to the Adviser. The Adviser may request recoupment of previously waived fees and paid expenses in any subsequent month in the 36-month period from the date of the management fee reduction and expense payment if the aggregate amount actually paid by the Fund toward the operating expenses for such fiscal year (taking into account the reimbursement) will not cause the Fund to exceed the lesser of: (1) the expense limitation in place at the time of the management fee reduction and expense payment; or (2) the expense limitation in place at the time of the reimbursement. Any such reimbursement is also contingent upon Board of Trustees review and approval. Such reimbursement may not be paid prior to the Fund's payment of current ordinary operating expenses. For the period ended November 30, 2021, the Adviser reduced its fees and absorbed Fund expenses in the amount of $108,187. The expense limitation will remain in effect through at least May 15, 2022 and may be terminated only by the Trust's Board of Trustees. The Adviser may recapture portions of the amounts shown below no later than the corresponding dates:

Expiration	Amount
November 2024	$108,187

Fund Services serves as the Fund's administrator, fund accountant and transfer agent. U.S. Bank N.A. serves as custodian (the "Custodian") to the Fund. The Custodian is an affiliate of Fund Services. Fund Services maintains the Fund's books and records, calculates the Fund's NAV, prepares various federal and state regulatory filings, coordinates the payment of fund expenses, reviews expense accruals and prepares materials supplied to the Board of Trustees. The officers of the Trust, including the Chief Compliance Officer, are employees of Fund Services. Fees paid by the Fund for administration and accounting, transfer agency, custody and compliance services for the period ended November 30, 2021, are disclosed in the statement of operations.

Quasar Distributors, LLC ("Quasar") acts as the Fund's principal underwriter in a continuous public offering of the Fund's shares. Quasar is a wholly-owned broker-dealer subsidiary of Foreside Financial Group, LLC. On July 7, 2021, Foreside announced that it had entered into a definitive purchase and sale agreement with Genstar Capital ("Genstar") such that Genstar would acquire a majority stake in Foreside. The Board approved continuing the distribution agreement with Quasar at the close of the transaction on September 30, 2021.

The Fund has entered into agreements with various brokers, dealers and financial intermediaries to compensate them for transfer agent services that would otherwise be executed by Fund Services. These sub-transfer agent services include pre-processing and quality control of new accounts, maintaining detailed shareholder account records, shareholder correspondence, answering customer inquiries regarding account status, and facilitating shareholder telephone transactions. The Fund expensed $909 of sub-transfer agent fees during the period ended November 30, 2021. These fees are disclosed in the statement of operations.

NOTE 5 – PURCHASES AND SALES OF SECURITIES

For the period ended November 30, 2021, the cost of purchases and the proceeds from sales of securities (excluding short-term securities) were $4,170,572 and $1,098,213, respectively. There were no purchases and sales of U.S. government securities during the period ended November 30, 2021.

NOTE 6 – INCOME TAXES AND DISTRIBUTIONS TO SHAREHOLDERS

The distributions paid by the Fund during the period ended November 30, 2021 were characterized as follows:

	November 30, 2021
Ordinary income	$6,935
Long-term capital gains	-

As of November 30, 2021, the components of accumulated earnings/(losses) on a tax basis were as follows:

Cost of investments (a)	$ 3,160,886
Gross tax unrealized appreciation	224,044
Gross tax unrealized depreciation	(111,662)
Net tax unrealized appreciation (a)	112,382
Undistributed ordinary income	7,148
Undistributed long-term capital gain	-
Total distributable earnings	7,148
Other accumulated gains/(losses)	(9,954)
Total accumulated earnings/(losses)	$109,576

(a) The difference between book-basis and tax-basis net unrealized appreciation is attributable primarily to the tax deferral of losses on wash sales.

At November 30, 2021, the Fund had short-term capital loss carryforwards of $9,954 which may be carried forward indefinitely to offset future gains.

NOTE 7 – PRINCIPAL RISKS

Below is a summary of some, but not all, of the principal risks of investing in the Fund, each of which may adversely affect the Fund's net asset value and total return. The Fund's most recent prospectus provides further descriptions of the Fund's investment objective, principal investment strategies and principal risks.

- *Market and Regulatory Risk* – Events in the financial markets and economy may cause volatility and uncertainty and adversely affect performance. Such adverse effect on performance could include a decline in the value and liquidity of securities held by the Fund, unusually high and unanticipated levels of redemptions, an increase in portfolio turnover, a decrease in NAV, and an increase in Fund expenses. In addition, because of interdependencies between markets, events in one market may adversely impact markets or issuers in which the Fund invests in unforeseen ways. Traditionally, liquid investments may experience periods of diminished liquidity. During a general downturn in the financial markets, multiple asset classes may decline in value and the Fund may lose value, regardless of the individual results of the securities and other instruments in which the Fund invests. It is impossible to predict whether or for how long such market events will continue, particularly if they are unprecedented, unforeseen or widespread events or conditions. Therefore, it is important to understand that the value of your investment may fall, sometimes sharply and for extended periods, and you could lose money.

- *Equity Securities Risk* – The value of a share of the Fund – its "net asset value ("NAV") per share" – depends upon the market value of all of the Fund's investments. The price of equity securities may rise or fall because of changes in the broad market or changes in a company's financial condition, sometimes rapidly or unpredictably. These price movements may result from factors affecting individual companies, sectors or industries selected for the Fund's portfolio or the securities market as a whole, such as changes in economic or political conditions. Equity securities are subject to "stock market risk" meaning that stock prices in general (or in particular, the prices of the types of securities in which the Fund invests) may decline over short or extended periods of time. When the value of the Fund's securities goes down, your investment in the Fund decreases in value.

- *Management Risk -* The Fund's ability to achieve its investment objective depends on the Sub-Adviser's ability to correctly identify economic trends and select stocks, particularly in volatile stock markets. The Sub-Adviser is recently-formed and has not previously managed a mutual fund. Accordingly, the Sub-Adviser may have a limited track record.

- *Mid-Cap Companies Risk -* The stocks of mid-cap companies may be more vulnerable to adverse business or economic events than larger companies. Historically, stocks of medium-sized companies have been more volatile than stocks of larger companies and may be considered more speculative than investments in larger companies. Thus, securities of medium-sized companies present greater risks than securities of larger, more established companies. You should therefore expect the value of Fund shares to be more volatile than the shares of a mutual fund investing exclusively in larger company stocks.

- *Large-Cap Companies Risk -* The stocks of larger companies may underperform relative to those of small and mid-sized companies. Larger, more established companies may be unable to respond quickly to new competitive challenges, such as changes in technology and consumer tastes. Many larger companies may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion.

- *Sector Emphasis Risk -* The Fund may, from time to time, invest a significant amount of its portfolio in securities of issuers principally engaged in the same or related businesses. Market conditions, interest rates and economic, regulatory or financial developments could significantly affect a single business or a group of related businesses. Securities of companies in such business or businesses, if comprising a significant portion of the Fund's portfolio, could react in some circumstances negatively to these or other developments and adversely affect the value of the portfolio to a greater extent than if exposure to such sector comprised a lesser portion of the Fund's portfolio.

- *Investment Company and ETF Risk -* If the Fund invests in shares of another mutual fund, shareholders will indirectly bear fees and expenses charged by the underlying mutual funds in which the Fund invests in addition to the Fund's direct fees and expenses. The Fund also will incur brokerage costs when it purchases ETFs. Furthermore, investments in other mutual funds could affect the timing, amount and character of distributions to shareholders and therefore may increase the amount of taxes payable by investors in the Fund. Because ETFs are listed on an exchange, they may be subject to trading halts, may trade at a premium or discount to their net asset value ("NAV") and may not be liquid. An ETF that tracks an index may not precisely replicate the returns of that index, and an actively-managed ETF's performance will reflect its adviser's ability to make investment decisions that are suited to achieving the ETF's investment objectives.

- *Foreign Securities Risk -* Investments in foreign securities (including depositary receipts), are subject to special risks in addition to those of U.S. investments. These risks include political and economic risks, civil conflicts and war, greater volatility, expropriation and nationalization risks, sanctions or other measures by the United States or other governments, currency fluctuations, higher transaction costs, delayed settlement, possible foreign controls on investment, and less stringent investor protection and disclosure standards of foreign markets. The securities markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries. If foreign securities are denominated and traded in a foreign currency, the value of the Fund's foreign holdings can be affected by currency exchange rates and exchange control regulations. In certain markets where securities and other instruments are not traded "delivery versus payment," the Fund may not receive timely payment for securities or other instruments it has delivered or receive delivery of securities paid for and may be subject to increased risk that the counterparty will fail to make payments or delivery when due or default completely. Events and evolving conditions in certain economies or markets may alter the risks associated with investments tied to countries or regions that historically were perceived as comparatively stable becoming riskier and more volatile.

NOTE 8 – CONTROL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the 1940 Act. As of November 30, 2021,

Charles Schwab & Co., for the benefit of its customers, owned 55.8% of the outstanding shares of the Fund.

NOTE 9 – OTHER TAX INFORMATION (Unaudited)

For the period ended November 30, 2021, the Fund designated $6,935 as ordinary income for purposes of the dividends paid deduction.

For the period ended November 30, 2021, 100% of the dividends paid from net investment income qualifies for the dividend received deduction available to corporate shareholders of the Fund. For shareholders in the Fund, 100% of the dividend income distributed for the period ended November 30, 2021 is designated as qualified dividend income under the Jobs and Growth Relief Act of 2003.

On December 29, 2021, the Fund distributed $0.06489929 per share of net investment income.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
Advisors Series Trust and Shareholders of
Semper Brentview Dividend Growth Equity Fund

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of the Semper Brentview Dividend Growth Equity Fund, a series of Advisors Series Trust (the "Trust"), including the schedule of investments, as of November 30, 2021, the related statement of operations, the statement of changes in net assets, and the financial highlights for the period June 1, 2021 (commencement of operations) through November 30, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as of November 30, 2021, the results of its operations, the changes in its net assets, and the financial highlights for the period June 1, 2021 (commencement of operations) through November 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the auditor of one or more of the funds in the Trust since 2003.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of the Funds' internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of securities owned as of November 30, 2021 by correspondence with the custodian and broker. We believe that our audit provides a reasonable basis for our opinion.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
January 28, 2022

SEMPER BRENTVIEW DIVIDEND GROWTH EQUITY FUND
NOTICE TO SHAREHOLDERS at November 30, 2021 (Unaudited)

How to Obtain a Copy of the Fund's Proxy Voting Policies

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available without charge, upon request, by calling 1-855-736-7799 or on the U.S. Securities and Exchange Commission's ("SEC") website at http://www.sec.gov.

How to Obtain a Copy of the Fund's Proxy Voting Records for the 12-Month Period Ended June 30

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available without charge, upon request, by calling 1-855-736-7799. Furthermore, you can obtain the Fund's proxy voting records on the SEC's website at http://www.sec.gov.

Quarterly Filings on Form N-PORT

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Part F of Form N-PORT. The Fund's Form N-PORT is available on the SEC's website at http://www.sec.gov. Information included in the Fund's Form N-PORT is also available by calling 1-855-736-7799.

SEMPER BRENTVIEW DIVIDEND GROWTH EQUITY FUND
STATEMENT REGARDING LIQUIDITY RISK MANAGEMENT PROGRAM
(Unaudited)

The Fund has adopted a liquidity risk management program (the "program"). The Board has designated a committee at the Adviser to serve as the administrator of the program. The Adviser's committee conducts the day-to-day operation of the programs pursuant to policies and procedures administered by the committee.

Under the program, the Adviser's committee manages the Fund's liquidity risk, which is the risk that the Fund could not meet shareholder redemption requests without significant dilution of remaining shareholders' interests in the Fund. This risk is managed by monitoring the degree of liquidity of the Fund's investments, limiting the amount of the Fund's illiquid investments, and utilizing various risk management tools and facilities available to the Fund for meeting shareholder redemptions, among other means. The committee's process of determining the degree of liquidity of the Fund's investments is supported by one or more third-party liquidity assessment vendors.

The Board reviewed a report prepared by the committee regarding the operation and effectiveness of the program for the period June 1, 2021 through June 30, 2021. No significant liquidity events impacting the Fund were noted in the report. In addition, the committee provided its assessment that the program had been effective in managing the Fund's liquidity risk.

SEMPER BRENTVIEW DIVIDEND GROWTH EQUITY FUND
INFORMATION ABOUT TRUSTEES AND OFFICERS (Unaudited)

This chart provides information about the Trustees and Officers who oversee the Funds. Officers elected by the Trustees manage the day-to-day operations of the Funds and execute policies formulated by the Trustees.

Independent Trustees[1]

Name, Address and Age	Position Held with the Trust	Term of Office and Length of Time Served*	Principal Occupation During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee[2]	Other Directorships Held During Past Five Years[3]
Gail S. Duree[4] (age 75) 615 E. Michigan Street Milwaukee, WI 53202	Trustee	Indefinite term; since March 2014.	Director, Alpha Gamma Delta Housing Corporation (collegiate housing management) (2012 to July 2019); Trustee and Chair (2000 to 2012), New Covenant Mutual Funds (1999 to 2012); Director and Board Member, Alpha Gamma Delta Foundation (philanthropic organization) (2005 to 2011).	4	Trustee, Advisors Series Trust (for series not affiliated with the Funds).

David G. Mertens (age 61) 615 E. Michigan Street Milwaukee, WI 53202	Trustee	Indefinite term; since March 2017.	Partner and Head of Business Development Ballast Equity Management, LLC (a privately-held investment advisory firm) (February 2019 to present); Managing Director and Vice President, Jensen Investment Management, Inc. (a privately-held investment advisory firm) (2002 to 2017).	4	Trustee, Advisors Series Trust (for series not affiliated with the Funds).
Joe D. Redwine (age 74) 615 E. Michigan Street Milwaukee, WI 53202	Trustee	Indefinite term; since September 2008.	Retired; formerly Manager, President, CEO, U.S. Bancorp Fund Services, LLC and its predecessors (May 1991 to July 2017).	4	Trustee, Advisors Series Trust (for series not affiliated with the Funds).

| Raymond B. Woolson (age 62) 615 E. Michigan Street Milwaukee, WI 53202 | Chairman of the Board | Indefinite term; since January 2020. | President, Apogee Group, Inc. (financial consulting firm) (1998 to present). | 4 | Trustee, Advisors Series Trust (for series not affiliated with the Funds); Independent Trustee, DoubleLine Funds Trust (an open-end investment company with 20 portfolios), DoubleLine Opportunistic Credit Fund, DoubleLine Selective Credit Fund and DoubleLine Income Solutions Fund, from 2010 to present. |
| | Trustee | Indefinite term; since January 2016. | | | |

Officers

Name, Address and Age	Position Held with the Trust	Term of Office and Length of Time Served	Principal Occupation During Past Five Years
Jeffrey T. Rauman (age 52) 615 E. Michigan Street Milwaukee, WI 53202	President, Chief Executive Officer and Principal Executive Officer	Indefinite term; since December 2018.	Senior Vice President, Compliance and Administration, U.S. Bank Global Fund Services (February 1996 to present).
Cheryl L. King (age 60) 615 E. Michigan Street Milwaukee, WI 53202	Vice President, Treasurer and Principal Financial Officer	Indefinite term; since December 2007.	Vice President, Compliance and Administration, U.S. Bank Global Fund Services (October 1998 to present).
Kevin J. Hayden (age 50) 615 E. Michigan Street Milwaukee, WI 53202	Assistant Treasurer	Indefinite term; since September 2013.	Vice President, Compliance and Administration, U.S. Bank Global Fund Services (June 2005 to present).

Name, Address and Age	Position Held with the Trust	Term of Office and Length of Time Served	Principal Occupation During Past Five Years
Richard R. Conner (age 39) 615 E. Michigan Street Milwaukee, WI 53202	Assistant Treasurer	Indefinite term; since December 2018.	Assistant Vice President, Compliance and Administration, U.S. Bank Global Fund Services (July 2010 to present).
Michael L. Ceccato (age 64) 615 E. Michigan Street Milwaukee, WI 53202	Vice President, Chief Compliance Officer and AML Officer	Indefinite term; since September 2009.	Senior Vice President, U.S. Bank Global Fund Services and Vice President, U.S. Bank N.A. (February 2008 to present).
Michelle L. Sanville-Seebold (age 49) 615 E. Michigan Street Milwaukee, WI 53202	Deputy Chief Compliance Officer	Indefinite term; since September 2021	Vice President, U.S. Bank Global Fund Services (August 2014 to present).
Elaine E. Richards, Esq. (age 53) 2020 East Financial Way, Suite 100 Glendora, CA 91741	Vice President and Secretary	Indefinite term; since September 2019.	Senior Vice President, U.S. Bank Global Fund Services (July 2007 to present).

*   The Trustees have designated a mandatory retirement age of 75, such that each Trustee, serving as such on the date he or she reaches the age of 75, shall submit his or her resignation not later than the last day of the calendar year in which his or her 75th birthday occurs ("Retiring Trustee"). Upon request, the Board may, by vote of a majority of Trustees eligible to vote on such matter, determine whether or not to extend such Retiring Trustee's term and on the length of a one-time extension of up to three additional years.

(1)   The Trustees of the Trust who are not "interested persons" of the Trust as defined under the 1940 Act ("Independent Trustees").

(2)   As of November 30, 2021, the Trust was comprised of 36 active portfolios managed by unaffiliated investment advisers. The term "Fund Complex" applies only to the Fund and the Semper MBS Total Return Fund and the Semper Short Duration Fund. The Funds do not hold themselves out as related to any other series within the Trust for investment purposes, nor does it share the same investment adviser with any other series.

(3)   "Other Directorships Held" includes only directorships of companies required to register or file reports with the SEC under the Securities Exchange Act of 1934, as amended, (that is, "public companies") or other investment companies registered under the 1940 Act.

(4)   Ms. Duree retired as an Independent Trustee of the Board effective December 31, 2021.

The Statement of Additional Information includes additional information about the Funds' Trustees and Officers and is available, without charge, upon request by calling 1-855-736-7799.

SEMPER BRENTVIEW DIVIDEND GROWTH EQUITY FUND
HOUSEHOLDING (Unaudited)

In an effort to decrease costs, the Fund will reduce the number of duplicate prospectuses, supplements, and certain other shareholder documents that you receive by sending only one copy of each to those addresses shown by two or more accounts. Please call the Fund's transfer agent toll free at 1-855-736-7799 to request individual copies of these documents. The Fund will begin sending individual copies 30 days after receiving your request. This policy does not apply to account statements.

SEMPER BRENTVIEW DIVIDEND GROWTH EQUITY FUND
PRIVACY NOTICE

The Fund collects non-public information about you from the following sources:

●   Information we receive about you on applications or other forms;
●   Information you give us orally; and/or
●   Information about your transactions with us or others.

We do not disclose any non-public personal information about our customers or former customers without the customer's authorization, except as permitted by law or in response to inquiries from governmental authorities. We may share information with affiliated and unaffiliated third parties with whom we have contracts for servicing the Fund. We will provide unaffiliated third parties with only the information necessary to carry out their assigned responsibilities. We maintain physical, electronic and procedural safeguards to guard your non-public personal information and require third parties to treat your personal information with the same high degree of confidentiality.

In the event that you hold shares of the Fund through a financial intermediary, including, but not limited to, a broker-dealer, bank, or trust company, the privacy policy of your financial intermediary would govern how your non-public personal information would be shared by those entities with unaffiliated third parties.

Investment Adviser
Semper Capital Management, L.P.
52 Vanderbilt Avenue, Suite 401
New York, New York 10017

Investment Sub-Adviser
Brentview Investment Management, LLC
One Northfield Plaza, Suite 522
Northfield, IL 60093

Independent Registered Public Accounting Firm
Tait, Weller & Baker LLP
Two Liberty Place
50 South 16th Street Suite 2900
Philadelphia, Pennsylvania 19102

Legal Counsel
Sullivan & Worcester LLP
1633 Broadway, 32nd Floor
New York, New York 10019

Custodian
U.S. Bank N.A.
Custody Operations
1555 North RiverCenter Drive, Suite 302
Milwaukee, Wisconsin 53212

Transfer Agent, Fund Accountant and Fund Administrator
U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202
1-855-736-7799 (855-SEM-PRXX)

Distributor
Quasar Distributors, LLC
111 East Kilbourn Avenue, Suite 2200
Milwaukee, Wisconsin 53202

This report is intended for shareholders of the Fund and may not be used as sales literature unless preceded or accompanied by a current prospectus. For a current prospectus please call 1-855-736-7799 (855-SEM-PRXX). Statements and other information herein are dated and are subject to change.